SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 22, 2021

MERIDIAN BANCORP, INC.
(Exact Name of Registrant as Specified in Charter)

Maryland	001-36573	45-5396964
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

67 Prospect Street, Peabody, Massachusetts	01960
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 567-1500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, $0.01 par value per share	EBSB	The Nasdaq Stock Market LLC

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ◻

Item 8.01   Other Events

On April 22, 2021, Meridian Bancorp, Inc. (“Meridian”), the parent of East Boston Savings Bank, and Independent Bank Corp. (“Independent”), the parent of Rockland Trust Company (“Rockland Trust”), announced via a joint press release the signing of a definitive agreement and plan of merger under which Independent will acquire Meridian, and Rockland Trust will acquire East Boston Savings Bank.

A copy of the joint press release issued by Meridian and Independent announcing the transaction is attached hereto as Exhibit 99.1.

Caution Regarding Forward-Looking Statements

This Current Report may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Independent and Meridian, the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations, and financial condition of Independent and Meridian; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; increased competition in the markets of Independent and Meridian; success, impact, and timing of business strategies of Independent and Meridian; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all or other delays in completing the transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Independent or Meridian; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Independent and Meridian do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the dilution caused by Independent’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Independent and Meridian.  Additional factors that could cause results to differ materially from those described above can be found in Independent’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in other documents Independent files with the SEC, and in Meridian’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings, each of which is on file with and available in the “Investor Relations” section of Meridian’s, www.ebsb.com, under the heading “SEC Filings” and in other documents Meridian files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Independent and Meridian assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Additional Information and Where to Find it

In connection with the proposed transaction, Independent will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Independent and Meridian and a Prospectus of Independent, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Independent and Meridian will be submitted to Independent’s shareholders and Meridian’s stockholders for their consideration.  This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND MERIDIAN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Independent and Meridian, can be obtained without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone

(781) 982-6737, or to Meridian Investor Relations, 67 Prospect Street, Peabody, Massachusetts 01960, (978) 977-2211.

Participants in the Solicitation

Independent, Meridian, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Independent and/or Meridian in connection with the proposed transaction under the rules of the SEC.  Information regarding Independent’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2021, and its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the Commission on February 26, 2021, and other documents filed by Independent with the SEC.  Information regarding Meridian’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 9, 2021, and its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the Commission on March 1, 2021 and other documents filed by Meridian with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph.

Item 9.01. Financial Statements and Exhibits.

(a)	Not Applicable.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Exhibits.

Exhibit No. Exhibit

99.1 101 104
Press Release Dated April 22, 2021

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MERIDIAN BANCORP, INC.

DATE: April 23, 2021	By:	/s/ Richard J. Gavegnano
Richard J. Gavegnano
Chairman, President and Chief Executive Officer